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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one) []Form 10-K []Form 20-F [X]Form 11-K []Form 10-Q
[_]Form N-SAR

For Period Ended: December 31, 2000
            [_]Transition Report on Form 10-K
            [_]Transition Report on Form 20-F
            [_]Transition Report on Form 11-K
            [_]Transition Report on Form 10-Q
            [_]Transition Report on Form N-SAR
            For the Transition Period Ended:__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Tech Data Corporation
Full Name of Registrant

Former Name if Applicable

5350 Tech Data Drive
Address of Principal Executive Office (Street and Number)

Clearwater, FL 33760
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]    (c)  The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.


PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The completion of the audit of the Tech Data Corporation 401(k) Savings Plan (the "Plan") for the fiscal year ended December 31, 2000 will be delayed because the Plan's trustee and third party administrator has not been able to timely deliver all the financial documents necessary to conduct the audit. The trustee has informed Tech Data that it will provide the remaining documents shortly. As a result, the Plan's independent auditors, Spence, Marston, Bunch, Morris & Co., have informed us that they cannot complete the audit in time for Tech Data to file the Form 11-K by June 29, 2001. Please see the attached Exhibits A and B for further information.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  Danyle Anderson                   (727)                    538-7866
     (Name)                      (Area Code)             (Telephone Number)

(2)  Have all other periodic reports required            [X] Yes     [_] No
under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?


If answer is no, identify report(s).

(3)  Is it anticipated that any significant              [_] Yes     [X] No
change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             TECH DATA CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 29, 2001               By/s/ Arthur W. Singleton
                                         Arthur W. Singleton
                                         Corporate Vice President,
                                         Treasurer, and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with

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the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

Exhibit Index

Exhibit   Description
-------   -----------
A         Trustee and Third Party Administrator's Letter
B         Independent Auditors' Letter

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                                   Exhibit A

                    [ZURICH SCUDDER INVESTMENTS LETTERHEAD]

Zurich Scudder Investments, Inc.
Scudder Retirement Services
Two International Place
Boston, MA 02110

June 28, 2001

Danyle Anderson
Tech Data Corporation
5350 Tech Data Drive
Clearwater, FL 33760

Re:  Tech Data Corporation 401(k) Savings Plan (The "Plan")

Dear Ms. Anderson:

This letter will confirm that we are currently extracting information from our system for the audit of the Plan. We expect to have this information available no later than June 29th and fully reconciled by July 2, 2001.

We apologize for any inconvenience that this delay may cause you. Please do not hesitate to contact me directly with any questions.

Yours sincerely,

/s/ Kimberly M. Mustin
Kimberly M. Mustin
Director, ERISA Plan Services

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                                   Exhibit B

                               [SMBM LETTERHEAD]

Spence, Marston, Bunch, Morris & Co.
250 North Belcher Road, Suite 100
Clearwater, Florida 33765-2622
(727) 441-6829
Fax (727) 442-4391

June 29, 2001

Tech Data Corporation
5350 Tech Data Drive
Clearwater, FL 33760

Re:  Tech Data Corporation 401(k) Savings Plan

Dear Plan Administrator:

As of the date of this letter, we have not received certain information from the third party administrator necessary for completion of our audit procedures. Therefore we will not have sufficient time to complete the audit and issue our report on the financial statements by the due date of the Form 11-k filing. We anticipate receiving the necessary information from the third party administrator soon. Due to these circumstances, we recommend that a Notification of Late Filing (Form 12b-25) be filed with the SEC.

/s/ Spence, Marston, Bunch, Morris & Co.
Spence, Marston, Bunch, Morris & Co.

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